Mail Stop 3010

January 27, 2010

Via U.S. Mail

Mr. Sean M. Mahoney
Executive Vice President and Chief Financial Officer
DiamondRock Hospitality Company
6903 Rockledge Drive, Suite 800
Bethesda, MD 20817

      Re: DiamondRock Hospitality Company
                Schedule 14A
                Filed March 3, 2009
                File No. 1-32514

Dear Mr. Mahoney:

We have reviewed your response letter dated December 7, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A – Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

1.　　We have reviewed your response to comment 3 in our letter dated November 30, 2009. We note that you used a "special competitive set" in your evaluation of your executive chairman's compensation for 2009. Please confirm that in future filings you will disclose the names of the peer companies to which you compare your executive chairman's compensation.

*　　*　　*　　*

　　As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

　　You may contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Sonia Barros, Special Counsel at 202.551.3655 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief